

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, TX 77506

> **Re: Vanguard Energy Corporation**
> **Post-effective amendment to Form S-1**
> **Filed April 26, 2013**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment to Form S-1

1.   We note your statement on page 3 of the post-effective amendment to the effect that the sole purpose of the amendment is to withdraw from registration certain shares covered by your registration statement on Form S-1 (file number 333-174194). Specifically, you state that 5,760,000 shares issuable upon the exercise of warrants are being withdrawn from registration because the issuances of those shares are being registered by means of a registration statement on Form S-3 (file number 333-187697). We refer you to our comment letter dated as of today regarding the Form S-3. Furthermore, please advise us with regard to the following:

- The number of shares issuable upon exercise of warrants mentioned in your post-effective amendment (5,760,000) does not appear to correspond to the number of shares issuable upon exercise of warrants mentioned in the registration fee table for your Form S-1 filing (7,500,000). Please explain the reason for the difference in these numbers.

- If the reason for the difference is that some of the warrants have already been exercised and shares have been issued, please explain to us the time period over which when the exercises and issuances occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief